FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de La Gauchetiere Street West
Montreal, Quebec
Canada  H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Canadian National Railway Company files this Report on Form 6-K to incorporate by reference the Third Supplemental Indenture set forth as Item 1 below as new Exhibit 7.4 to its Registration Statement on Form F-9 (file number:  333-177633).

Item 1

CANADIAN NATIONAL RAILWAY COMPANY
(Company)

and

THE BANK OF NEW YORK MELLON
(Trustee)

THIRD SUPPLEMENTAL INDENTURE

Dated as of November 20, 2012

CANADIAN NATIONAL RAILWAY COMPANY

AND

THE BANK OF NEW YORK MELLON
(Trustee)

THIRD SUPPLEMENTAL INDENTURE

This THIRD SUPPLEMENTAL INDENTURE, dated as of November 20, 2012, between CANADIAN NATIONAL RAILWAY COMPANY, a corporation existing under the laws of Canada (the "Company") and THE BANK OF NEW YORK MELLON (formerly known as The Bank of New York), a banking corporation existing under the laws of the State of New York, as Trustee (the "Trustee").

W I T N E S S E T H :

WHEREAS, the Company entered into an Indenture dated as of June 1, 1998 with the Trustee (the "Original Indenture");

WHEREAS, the Company wishes to add to, change or eliminate some of the provisions of the Original Indenture in respect of new series of Securities issued under the Original Indenture upon or after the execution of this Third Supplemental Indenture; and

WHEREAS, all things necessary to make this Third Supplemental Indenture a valid, binding and legal agreement in accordance with its terms have been done and performed and the execution and delivery of this Third Supplemental Indenture have in all respects been duly authorized.

NOW, THEREFORE:

ARTICLE 1
DEFINITIONS, ACCOUNTING TERMS

Section 1.01    Definitions

For all purposes of this Third Supplemental Indenture, except as otherwise expressly provided or unless the context requires:

(1)	the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(2)	all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, or the Original Indenture have the meanings assigned to them in the Trust Indenture Act or the Original Indenture, respectively;

(3)
all accounting terms not otherwise defined in this Third Supplemental Indenture have the meanings assigned to them in accordance with generally accepted accounting principles in the United States, and, except as otherwise herein expressly provided, the term "generally accepted accounting principles" with respect to any computation required or permitted hereunder shall mean such accounting principles as are generally accepted at the date of such computation; and

(4)	unless the context otherwise requires, any reference to an "Article" or a "Section" refers to an Article or a Section, as the case may be, of this Third Supplemental Indenture.

"Consolidated Net Tangible Assets"  means, at any date, the total amount of assets of the Company determined on a consolidated basis after deducting therefrom:

 (i) all current liabilities (due within one year);

(ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles; and

(iii) appropriate adjustments on account of minority interests of other Persons holding stock of the Company's Subsidiaries,

all as set forth or reflected on the most recent consolidated balance sheet of the Company.

ARTICLE 2
AMENDMENTS APPLICABLE TO NEW SERIES OF SECURITIES

Section 2.01    Amendments Apply to New Series. The additions to, changes or eliminations of the provisions of the Original Indenture set forth in this Third Supplemental Indenture shall apply solely to Securities of a series issued on or after the date of this Third Supplemental Indenture. The rights of Holders of Securities of any series outstanding that were issued prior to the date of this Third Supplemental Indenture shall not be affected by the additions to, changes or eliminations of the provisions of the Original Indenture set forth in this Third Supplemental Indenture.

Section 2.02    Notices, Etc., to Trustee and Company. For purposes of each new series of Securities, the following shall be added at the end of Section 105 of the Original Indenture:

"The Trustee agrees to accept and act upon instructions or directions pursuant to this Indenture sent by unsecured e-mail, facsimile transmission or other similar unsecured electronic methods.  The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such instructions notwithstanding such instructions conflict or are inconsistent with a subsequent written instruction. The Company and any Holder providing electronic instructions each agree to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized instructions, and the risk or interception and misuse by third parties.

Notwithstanding anything to the contrary contained herein, as long as the Securities are in the form of a Global Security, notice to the Holders may be made electronically in accordance with procedures of the Depositary."

Section 2.03    Waiver of Jury Trial; Force Majeure

The following Section 116 and Section 117 shall be added to the Original Indenture for purposes of each new series of Securities:

"Section 116.  Waiver of Jury Trial.

EACH OF THE COMPANY AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE OR THE SECURITIES.

Section 117.  Force Majeure.

In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances."

Section 2.04    Form of security; No seal and certification thereof. (a) Section 203 of the Original Indenture shall be replaced for new series of Securities with the following:

"The reverse of the Security shall be substantially in the form set forth in Schedule A attached to the Third Supplemental Indenture dated November 20, 2012 to the Indenture."

(b) Notwithstanding Section 303 of the Original Indenture, new series of Securities may be executed without the corporate seal and certification thereof, and corresponding changes shall be made in the form of face of Security set forth in Section 202 of the Original Indenture, and references to the corporate seal and certification thereof in the form of face of a Security set forth in Section 202 of the Original Indenture shall be deleted.

Section 2.05    Events of Default.  For new series of Securities, the definition of the term "Event of Default" set forth in Section 501 of the Original Indenture shall be replaced with the following definition:

""Event of Default", wherever used herein with respect to Securities of any series, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(1)  default in the payment of any interest upon any Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days; or

(2)  default in the payment of the principal of or any premium on any Security of that series at its Maturity; or

(3)  default in the deposit of any sinking fund payment, when and as due by the terms of a Security of that series; or

(4)  default in the performance, or breach, of any covenant or warranty of the Company in this Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in this Section specifically dealt with or which has expressly been included in this Indenture solely for the benefit of series of Securities other than that series), and continuance of such default or breach for a period of 90 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Securities of that series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a notice of default hereunder; or

(5) [intentionally omitted]

(6)  the Company shall make an assignment for the benefit of creditors, or shall file a petition in bankruptcy; or the Company shall be adjudicated insolvent or bankrupt, or shall petition or shall apply to any court having jurisdiction in the premises for the appointment of a receiver, trustee, liquidator or sequestrator of, or for, the Company or any substantial portion of the property of the Company; or the Company shall commence any proceeding relating to the Company or any substantial portion of the property of the Company under any insolvency, reorganization, arrangement, or readjustment of debt, dissolution, winding-up, adjustment, composition or liquidation law or statute of any jurisdiction, whether now or hereafter in effect (hereinafter in this subsection (6) called "Proceeding"); or if there shall be commenced against the Company any Proceeding and an order approving the petition shall be entered, or such Proceeding shall remain undischarged for a period of 90 days; or a receiver, trustee, liquidator or sequestrator of, or for, the Company or any substantial portion of the property of the Company shall be appointed and shall not be discharged within a period of 90 days; or the Company by any act shall indicate consent to or approval of or acquiescence in any Proceeding or the appointment of a receiver, trustee, liquidator or sequestrator of, or for, the Company or any substantial portion of the property of the Company; provided that a resolution or order for winding-up the Company with a view to its consolidation, amalgamation or merger with another company or the transfer of its assets as a whole, or substantially as a whole, to such other company as provided in Section 801 shall not make the rights and remedies herein enforceable under this subsection (6) of Section 501 if such last-mentioned company shall, as a part of such consolidation, amalgamation, merger or transfer, and within 90 days from the passing of the resolution or the date of the order, comply with the conditions to that end stated in Section 801; or

(7)  any other Event of Default provided with respect to Securities of that series."

Section 2.06    Limitation on Suits.  For new series of Securities, Section 507(3) of the Original Indenture shall be replaced with the following:

"(3)    such Holder or Holders have offered to the Trustee indemnity satisfactory to the Trustee against the costs, expenses and liabilities to be incurred in compliance with such request;".

Section 2.07    Certain Rights of Trustee. For new series of Securities, Section 603(5) of the Original Indenture shall be replaced with the following:

"(5)    the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;";

and the following new Section 603(12) shall be added to the Original Indenture:

"(12)  in no event shall the Trustee be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action."

Section 2.08    Company May Consolidate, Etc. on Certain Terms. For new series of Securities, Section 801(b) of the Original Indenture shall be deleted in its entirety, along with any reference to such Section 801(b) in the Original Indenture.

Section 2.09    Supplemental Indentures with consent of Holders. Section 902 of the Original Indenture shall be replaced with the following:

"(a)    Subject to Section 902(c), this Section 902(a) shall apply to series of Securities originally issued prior to November 20, 2012, including any later issued Securities added to, and forming part of, the original series for voting purposes. With the consent of the Holders of not less than 66 2/3% in principal amount of the Outstanding Securities of each series affected by such supplemental indenture, by Act of said Holders delivered to the Company and the Trustee, the Company, when authorized by a Board Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders of Securities of such series under this Indenture.

(b)      Subject to Section 902(c), this Section 902(b) shall apply to series of Securities originally issued on or after November 20, 2012, including any later issued Securities added to, and forming part of, the original series for voting purposes.  With the consent of the Holders of not less than a majority in principal amount of the Outstanding Securities of each series affected by such supplemental indenture, by Act of said Holders delivered to the Company and the Trustee, the Company, when authorized by a Board Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders of Securities of such series under this Indenture.

(c)       No supplemental indenture entered into under Section 902(a) or (b) shall, without the consent of the Holder of each Outstanding Security affected thereby:

(1)    extend the Stated Maturity of the principal of, or any instalment of principal of or interest on, any Security, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of an Original Issue Discount Security or any other Security which would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 502, or change any Place of Payment where, or the coin or currency in which, any Security or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date), or

(2)    reduce the percentage in principal amount of the Outstanding Securities of any series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in this Indenture, or

(3)    modify any of the provisions of this Section, Section 513 or Section 1008, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby; provided that this clause shall not be deemed to require the consent of any Holder with respect to changes in the references to “the Trustee” and concomitant changes in this Section and Section 1008, or the deletion of this proviso, in accordance with the requirements of Sections 611 and 901(8).

(d)       A supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more particular series of Securities, or which modifies the rights of the Holders of Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Securities of any other series.

(e)        It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof."

Section 2.10    Restrictions on Secured Debt. For new series of Securities, Section 1006 of the Original Indenture shall be replaced with the following:

"The Company will not at any time create, issue, incur, assume or guarantee, and will not cause, or permit a Subsidiary to create, issue, incur, assume or guarantee, any Secured Debt without first making effective provision (and the Company covenants that in such case it will first make or cause to be made effective provision) whereby the Securities of any series then outstanding and which may subsequently be outstanding pursuant to this Indenture shall be secured by the Mortgage securing such Secured Debt equally and ratably with any and all other obligations and indebtedness thereby secured, so long as any such obligations and indebtedness shall be so secured unless, after giving effect to such creation, issuance, incurrence, assumption or guarantee, the sum of the aggregate amount of all outstanding Secured Debt of the Company and its Subsidiaries would not exceed an amount equal to 10% of the Consolidated Net Tangible Assets. For Secured Debt that provides for an amount less than the principal amount thereof to be due and payable upon the acceleration of its final maturity, the principal amount of the Secured Debt at any time its principal amount is measured shall be the principal amount due and payable on the Secured Debt if the Secured Debt were to be accelerated at that time.

This section shall not apply to, and there shall be excluded from Secured Debt in any computation pursuant hereto:

(a)  (i) Any Mortgage on any Railway Properties acquired after November 20, 2012 or constructed by the Company or a Subsidiary and created contemporaneously with, or within 180 days after, such acquisition or the completion of such construction and commencement of full operation of such Properties, whichever is later, to secure or provide for the payment of any part of the purchase or construction price of such Properties, (ii) the acquisition by the Company or a Subsidiary of Railway Properties subject to any Mortgage upon such Properties existing at the time of acquisition thereof, whether or not assumed by the Company or such Subsidiary, (iii) any conditional sales agreement or other title retention agreement with respect to any Railway Properties acquired after November 20, 2012, (iv) any Mortgage existing on Railway Properties or on the outstanding shares or indebtedness of a corporation at the time such corporation shall become a Subsidiary, (v) any Mortgage on Railway Properties or the outstanding shares or indebtedness of a Subsidiary existing as at November 20, 2012, and (vi) any Mortgage on Railway Properties of a corporation existing at the time such corporation shall be merged into or consolidated with the Company or a Subsidiary or at the time of sale, lease or other disposition of the properties of a corporation or firm as an entirety or substantially as an entirety to the Company or a Subsidiary; provided that the lien of any such Mortgage or agreement does not spread to other Railway Properties except unimproved real property previously owned upon which any new construction has taken place and subsequent additions to such acquired or constructed property.

(b)  Any Mortgage extending, renewing or refunding, in whole or part, any Secured Debt or Mortgage permitted by paragraphs (a) and (b) of this Section 1006 or outstanding as an obligation of the Company or any Subsidiary on November 20, 2012; provided that the principal amount of indebtedness secured thereby shall not exceed the principal amount of indebtedness so secured at the time of such extension, renewal or refunding and that such extension, renewal or refunding of any Secured Debt or Mortgage shall be limited to all or that part of the same property which at such time secured the Secured Debt or Mortgage, extended, renewed or refunded."

Section 2.11    Waiver of certain covenants.  For new series of Securities, Section 1008 of the Original Indenture shall be replaced with the following:

"Except as otherwise specified as contemplated by Section 301 for Securities of such series, the Company may, with respect to the Securities of any series, omit in any particular instance to comply with any term, provision or condition set forth in any covenant provided pursuant to Section 301(18), 901(2) or 901(7) for the benefit of the Holders of such series or in Section 1006, if before the time for such compliance, the Holders of at least a majority in principal amount of the Outstanding Securities of such series shall, by Act of such Holders, either waive such compliance in such instance or generally waive compliance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect."

ARTICLE 3
TRUSTEE

Section 3.01    Obligations of Trustee.  The Recitals in this Third Supplemental Indenture shall be taken as made by the Company and shall not be construed as made by or imposing any obligations upon the Trustee other than those imposed by the Original Indenture. The Trustee makes no representation as to the validity or sufficiency of this Third Supplemental Indenture.

ARTICLE 4
MISCELLANEOUS

Section 4.01    Ratification and Incorporation of Indenture. As supplemented hereby, the Original Indenture is in all respects ratified and confirmed, and the Original Indenture and this Third Supplemental Indenture shall be read, taken and construed as one and the same instrument.

Section 4.02    Counterparts. This Third Supplemental Indenture may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which shall together constitute but one and the same instrument.

Section 4.03    Governing Law. This Third Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York.

In Witness Whereof, the parties hereto have caused this Third Supplemental Indenture to be duly executed as of the day and year first above written.

Canadian National Railway Company

By:	/s/ Luc Jobin
Luc Jobin
Executive Vice-President and Chief Financial Officer

By:	/s/ Sean Finn
Sean Finn
Executive Vice-President, Corporate Services and Chief Legal Officer

The Bank of New York Mellon

Trustee

By:	/s/ Catherine F. Donohue
Catherine F. Donohue Vice President

SCHEDULE A

FORM OF REVERSE OF SECURITY

"This Security is one of a duly authorized issue of securities of the Company (herein called the "Securities"),  issued and to be issued in one or more series under an Indenture, dated as of June 1, 1998, as amended (herein called the "Indenture", which term shall have the meaning assigned to it in such instrument), between the Company and The Bank of New York Mellon, as Trustee (herein called the "Trustee", which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof [if applicable, insert — , limited in aggregate principal amount to $...........].

[If applicable, insert — The Securities of this series are subject to redemption upon not less than 30 days’ notice by mail, [if applicable, insert — (1) on ........... in any year commencing with the year ...... and ending with the year ...... through operation of the sinking fund for this series at a Redemption Price equal to 100% of the principal amount, and (2)] at any time [if applicable, insert — on or after .........., .....], as a whole or in part, at the election of the Company, at the following Redemption Prices (expressed as percentages of the principal amount): If redeemed [if applicable, insert — on or before ..............., ...%, and if redeemed] during the 12-month period beginning ............. of the years indicated,

Year	Redemption Price	Year	Redemption Price

and thereafter at a Redemption Price equal to .....% of the principal amount, together in the case of any such redemption [if applicable, insert — (whether through operation of the sinking fund or otherwise)] with accrued interest to the Redemption Date, but interest instalments whose Stated Maturity is on or prior to such Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, of record at the close of business on the relevant Record Dates referred to on the face hereof, all as provided in the Indenture.]

[If applicable, insert — The Securities of this series are subject to redemption upon not less than 30 days’ notice by mail, (1) on ............ in any year commencing with the year .... and ending with the year .... through operation of the sinking fund for this series at the Redemption Prices for redemption through operation of the sinking fund (expressed as percentages of the principal amount) set forth in the table below, and (2) at any time [if applicable, insert — on or after ............], as a whole or in part, at the election of the Company, at the Redemption Prices for

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redemption otherwise than through operation of the sinking fund (expressed as percentages of the principal amount) set forth in the table below: If redeemed during the 12-month period beginning ............ of the years indicated,

Year	Redemption Price For Redemption Through Operation of the Sinking Fund	Redemption Price For Redemption Otherwise Than Through Operation of the Sinking Fund

and thereafter at a Redemption Price equal to .....% of the principal amount, together in the case of any such redemption (whether through operation of the sinking fund or otherwise) with accrued interest to the Redemption Date, but interest instalments whose Stated Maturity is on or prior to such Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, of record at the close of business on the relevant Record Dates referred to on the face hereof, all as provided in the Indenture.]

[If applicable, insert — Notwithstanding the foregoing, the Company may not, prior to ............., redeem any Securities of this series as contemplated by [if applicable, insert — Clause (2) of] the preceding paragraph as a part of, or in anticipation of, any refunding operation by the application, directly or indirectly, of moneys borrowed having an interest cost to the Company (calculated in accordance with generally accepted financial practice) of less than .....% per annum.]

[If applicable, insert — The sinking fund for this series provides for the redemption on ............ in each year beginning with the year ....... and ending with the year ...... of [if applicable, insert — not less than $.......... ("mandatory sinking fund") and not more than] $......... aggregate principal amount of Securities of this series. Securities of this series acquired or redeemed by the Company otherwise than through [if applicable, insert — mandatory] sinking fund payments may be credited against subsequent [if applicable, insert — mandatory] sinking fund payments otherwise required to be made [if applicable, insert — , in the inverse order in which they become due].]

[If the Security is subject to redemption of any kind, insert — In the event of redemption of this Security in part only, a new Security or Securities of this series and of like tenor for the

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unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.]

[If applicable, insert — The Indenture contains provisions for defeasance at any time of [the entire indebtedness of this Security] [or] [certain restrictive covenants and Events of Default with respect to this Security] [, in each case] upon compliance with certain conditions set forth in the Indenture.]

[If the Security is not an Original Issue Discount Security, insert — If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.]

[If the Security is an Original Issue Discount Security, insert — If an Event of Default with respect to Securities of this series shall occur and be continuing, an amount of principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture. Such amount shall be equal to — insert formula for determining the amount. Upon payment (i) of the amount of principal so declared due and payable and (ii) of interest on any overdue principal, premium and interest (in each case to the extent that the payment of such interest shall be legally enforceable), all of the Company’s obligations in respect of the payment of the principal of and premium and interest, if any, on the Securities of this series shall terminate.]

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of specified thresholds in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of specified thresholds in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities of this series, the Holders of not less than 25% in principal amount of the Securities of this series at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee indemnity satisfactory to the Trustee, and the Trustee shall not have received from the Holders of a majority in principal amount of Securities of this series at the time Outstanding a direction inconsistent with such request, and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity. The foregoing shall not

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apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or any premium or interest hereon on or after the respective due dates expressed herein.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any) and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of and any premium and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of this series are issuable only in registered form without coupons in denominations of $....... and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Notwithstanding any provision of the Indenture or this Security, no Global Security representing the Securities of this series may be exchanged in whole or in part for the Securities of this series, and no transfer of a Global Security representing the Securities of this series in whole or in part may be registered in the name of any Person other than the Depository for such Global Security or any nominee of the Depository, unless (i) the Depository has notified the Company that it is unwilling or unable to continue as Depository for the Global Security representing the Securities of this series or has ceased to be qualified to act as such as required pursuant to the Indenture or (ii) there shall have occurred and be continuing an Event of Default with respect to the Securities of this series represented by such Global Security.  All Securities of this series issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depository may direct.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, including the making of any payment in respect hereof, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

The Company may from time to time, without notice to or the consent of any registered Holders of the Securities of this series, create and issue further Securities ranking equally and ratably with the Securities of this series. These further Securities will be consolidated with and form a single series with the Securities of this series, as the case may be, and will have the same terms (except for the issue date, the issue price and, if applicable, the initial interest payment date) as to status, redemption or otherwise.

No recourse shall be had for the payment of the principal of (or premium, if any) or the interest on this Security, or for any claim based hereon, or otherwise in respect hereof, or based on or in respect of the Indenture or any indenture supplemental thereto, against any incorporator, stockholder, officer, director or employee, as such, past, present or future, of the Company or of any successor Person, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

All terms used in this Security which are defined in the Indenture, unless otherwise defined herein, shall have the meanings assigned to them in the Indenture.

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SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: November 20, 2012	By:	/s/ Cristina Circelli
Cristina Circelli
Deputy Corporate Secretary and General Counsel